UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 13, 2015

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 together with the Independent Auditors' Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2014 and 2013 together with the Independent Auditors´ Report

Content

Independent Auditors' Report

Consolidated financial statements
Consolidated statements of financial position
Consolidated statements of profit or loss
Consolidated statements of other comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Independent Auditors' Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with International Auditing Standards approved for its application in Peru by the Peruvian Board of Public Accountants Associations. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report (continued)

Opinion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2014 and 2013 and its financial performance and cash flows for the three years ended December 31, 2014, in accordance with International Financial Reporting Standards.

Lima, Peru,
February 13, 2015

Signed by:

_____________________________
Carlos Valdivia Valladares
C.P.C.C. Register No.27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position
As of December 31, 2014 and 2013

	Note	2014	2013
		S/.(000)	S/.(000)
Asset
Current assets
Cash and term deposits	6	580,499	976,952
Trade and other receivables	7	110,843	68,542
Income tax prepayments		15,042	27,679
Inventories	8	324,070	334,471
Prepayments		4,367	11,727
		1,034,821	1,419,371
Non-current assets
Other receivables	7	53,948	46,292
Prepayments		2,268	-
Available-for-sale financial investments	9	744	36,058
Other financial instruments	30	12,251	-
Property, plant and equipment	10	2,060,976	1,537,111
Exploration and evaluation assets	11	57,740	59,330
Deferred income tax assets	15	17,175	15,155
Other assets		981	1,220
		2,206,083	1,695,166
Total asset		3,240,904	3,114,537
Liability and equity
Current liabilities
Trade and other payables	12	137,569	126,897
Income tax payable		8,720	2,780
Provisions	13	53,826	27,984
		200,115	157,661
Non-current liabilities
Interest-bearing loans and borrowings	14	883,564	824,022
Other non-current provisions	13	657	20,497
Deferred income tax liabilities	15	85,883	102,887
		970,104	947,406
Total liability		1,170,219	1,105,067
Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		553,791	556,294
Legal reserve		154,905	119,833
Other reserves		5,144	19,045
Retained earnings		696,736	653,704
Equity attributable to equity holders of the parent		1,992,540	1,930,840
Non-controlling interests		78,145	78,630
Total equity		2,070,685	2,009,470
Total liability and equity		3,240,904	3,114,537

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2014, 2013 and 2012

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Sales of goods	17	1,242,579	1,239,688	1,169,808
Cost of sales	18	(724,148)	(716,239)	(713,058)
Gross profit		518,431	523,449	456,750

Operating income (expenses)
Administrative expenses	19	(194,855)	(208,915)	(203,067)
Selling and distribution expenses	20	(30,534)	(29,817)	(30,865)
Net gain on sale of available-for-sale financial investment	9(b)	10,537	-	-
Other operating income, net	22	(3,040)	8,281	7,706
Total operating expenses, net		(217,892)	(230,451)	(226,226)
Operating profit		300,539	292,998	230,524

Other income (expenses)
Finance income	23	11,705	27,213	23,326
Finance costs	24	(31,196)	(37,103)	(23,771)
Loss from exchange difference, net	5	(14,791)	(48,430)	(736)
Total other expenses, net		(34,282)	(58,320)	(1,181)
Profit before income tax		266,257	234,678	229,343

Income tax expense	15	(77,468)	(82,395)	(73,743)

Profit for the year		188,789	152,283	155,600
Attributable to:
Equity holders of the parent		192,827	155,634	159,005
Non-controlling interests		(4,038)	(3,351)	(3,405)
		188,789	152,283	155,600
Earnings per share	26
Basic and diluted, profit for the year attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.33	0.27	0.28

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income
For the years ended December 31, 2014, 2013 and 2012

	Note	2014	2013	2012
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		188,789	152,283	155,600

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9(a)	(16,378)	1,171	12,813
Net gain on cash flows hedges	30(b)	4,926	-	-
Deferred income tax related to component of other comprehensive income	15	8,088	(352)	(3,844)
Exchange differences on translation of foreign currency		-	-	(321)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(b)	(10,537)	-	-
Transfer to profit or loss of cumulative exchange differences on translation of foreign currency, note 2.3.3		-	1,591	-
Other comprehensive income for the year, net of income tax		(13,901)	2,410	8,648

Total comprehensive income for the year, net of income tax		174,888	154,693	164,248

Total comprehensive income attributable to:
Equity holders of the parent		178,926	157,968	167,687
Non-controlling interests		(4,038)	(3,275)	(3,439)

		174,888	154,693	164,248

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2014, 2013 and 2012

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available- for-sale investments	Unrealized gain on cash flow hedge	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	-	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	-	-	-	-	-	-	-	159,005	159,005	(3,405)	155,600
Other comprehensive income	-	-	-	-	8,969	-	(287)	-	8,682	(34)	8,648
Total comprehensive income	-	-	-	-	8,969	-	(287)	159,005	167,687	(3,439)	164,248
Proceeds from the issue of common and investment shares, note 16 (a) y (b)	111,484	928	561,191	-	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve, note 16 (e)	-	-	-	14,770	-	-	-	(14,770)	-	-	-
Dividends, note 16 (h)	-	-	-	-	-	-	-	(52,000)	(52,000)	-	(52,000)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	-	-	-	-	-	-	4,922	6,122	-	6,122
Other adjustments of non-controlling interests, note 16(i)	-	-	(2,713)	-	-	-	-	-	(2,713)	2,713	-

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	-	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	-	-	-	-	-	-	-	155,634	155,634	(3,351)	152,283
Other comprehensive income	-	-	-	-	819	-	1,515	-	2,334	76	2,410
Total comprehensive income	-	-	-	-	819	-	1,515	155,634	157,968	(3,275)	154,693

Refund of capital in subsidiary to non-controlling interests, note 22 (a)	-	-	-	-	-	-	-	-	-	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	-	-	-	14,612	-	-	-	(14,612)	-	-	-
Dividends, note 16 (h)	-	-	-	-	-	-	-	(58,196)	(58,196)	-	(58,196)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	-	-	(2,184)	-	-	-	-	-	(2,184)	2,184	-

Balance as of December 31, 2013	531,461	50,503	556,294	119,833	19,045	-	-	653,704	1,930,840	78,630	2,009,470
Profit for the year	-	-	-	-	-	-	-	192,827	192,827	(4,038)	188,789
Other comprehensive loss	-	-	-	-	(18,827)	4,926	-	-	(13,901)	-	(13,901)
Total comprehensive income	-	-	-	-	(18,827)	4,926	-	192,827	178,926	(4,038)	174,888

Appropriation of legal reserve, note 16(e)	-	-	-	33,402	-	-	-	(33,402)	-	-	-
Terminated dividends, note 16(h)	-	-	-	1,670	-	-	-	-	1,670	-	1,670
Dividends, note 16 (h)	-	-	-	-	-	-	-	(116,393)	(116,393)	-	(116,393)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	1,050	1,050
Other adjustments of non-controlling interests, note 16(i)	-	-	(2,503)	-	-	-	-	-	(2,503)	2,503	-

Balance as of December 31, 2014	531,461	50,503	553,791	154,905	218	4,926	-	696,736	1,992,540	78,145	2,070,685

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Operating activities
Profit before income tax	266,257	234,678	229,343
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	64,759	55,871	47,954
Finance costs	31,196	37,103	23,771
Unrealized exchange difference related to monetary transactions	19,143	48,486	-
Net loss (gain) on disposal of property, plant and equipment	6,466	2,555	(3,901)
Long-term incentive plan	5,944	6,701	5,529
Amortization of costs of issuance of senior notes	1,644	1,493	-
Adjustment as a result of physical inventories	1,069	3,360	(4,107)
Unwinding of discount of long-term incentive plan	598	475	140
Other operating, net	(399)	(1,405)	(311)
Finance income	(11,705)	(27,213)	(23,326)
Net gain on sale of available-for-sale investment	(10,537)	-	-
(Recovery) provision of impairment of inventories, net	(453)	(2,192)	3,278
Estimation of impairment of trade and other accounts receivables	(43)	227	105
Change in the estimation of rehabilitation costs	-	(1,068)	-
Write-off of exploration and evaluation costs	-	-	2,447

Working capital adjustments
(Increase) decrease in trade and other receivables	(54,814)	(19,993)	17,224
Decrease (increase) in prepayments	9,777	(1,111)	1,013
Decrease (increase) in inventories	9,785	(57,490)	(71,218)
Increase (decrease) in trade and other payables	12,486	(20,277)	2,411
	351,173	260,200	230,352

Interests received	12,612	37,650	7,514
Interests paid	(41,820)	(20,704)	(26,412)
Income tax paid	(69,827)	(85,392)	(111,723)

Net cash flows from operating activities	252,138	191,754	99,731

Consolidated statement of cash flows (continued)

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Investing activities
Purchase of property, plant and equipment	(586,554)	(200,599)	(248,194)
Purchase of exploration and evaluation assets	(690)	(9,844)	(22,038)
Proceeds from sale of other assets	-	(151)	-
Proceeds from sale of available for sale investment	18,936	-	-
Proceeds from sale of property, plant and equipment	3,061	1,161	6,828
Liquidation of time deposits with original maturities greater than 90 days	-	1,065,950	–
Acquisition of time deposits with original maturities greater than 90 days	-	(662,000)	(403,950)
Net cash flows from (used in) investing activities	(565,247)	194,517	(667,354)

Financing activities
Dividends paid	(115,824)	(58,093)	(52,016)
Contribution of non-controlling interests	1,050	19,882	28,557
Proceeds from issuance of senior notes, net of related issuance costs	-	762,067	-
Proceeds from bank overdraft and borrowings	-	19,914	13,255
Payment of borrowings	-	(202,200)	(388,394)
Payment of bank overdraft	-	(33,169)	-
Refund of capital in subsidiary to non-controlling interests	-	(1,024)	-
Proceeds from issuance of common and investment shares	-	-	666,180
Proceeds from sale of treasury shares	-	-	6,122
Net cash flows from (used in) financing activities	(114,774)	507,377	273,704

Net increase (decrease) in cash and cash equivalents	(427,883)	893,648	(293,919)
Net foreign exchange difference	31,430	13,469	475
Cash and cash equivalents as of January 1	976,952	69,835	363,279

Cash and cash equivalents as of December 31	580,499	976,952	69,835

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2014, 2013 and 2012

1.	Corporate information
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of December 31, 2014 and 2013. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2014 was authorized by the Company’s Management on February 13, 2015. The consolidated financial statements as of December 31, 2013 and for the year ended that date were finally approved by the General Shareholders´ Meeting on March 25, 2014.

As of December 31, 2014, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-
Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru.  Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

-	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

-
Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite in the northern region of Peru. To develop the phosphate project, the subsidiary has a minority shareholder MCA Phosphates Pte. Ltd, hereinafter “MCA” (subsidiary of Mitsubishi corporation, hereinafter “Mitsubishi”) which holds 30% of its common shares.

-
Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011. This subsidiary is engaged in the exploration of a brine project located in the northern region of Peru.  To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares.

-
Calizas del Norte S.A.C. was incorporated in November 22, 2013. This subsidiary was created  to be engaged in the mining activities of prospecting, exploration, marketing and transportation operations of other goods.

Notes to the consolidated financial statements (continued)

As explained above, as of December 31, 2014 and 2013, the Company has 100 % interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacifico S.A.	70.00

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2014, 2013 and 2012:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2014	2013	2014	2013	2014	2013	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cementos Selva S.A. and Subsidiaries	273,910	265,081	95,983	113,594	177,927	151,487	26,337	16,132	6,136

Fosfatos del Pacifico S.A.	237,623	233,756	16,091	5,689	221,532	228,067	(10,765)	(7,495)	(9,588)

Distribuidora Norte Pacasmayo S.R.L.	212,992	215,823	107,609	115,671	105,383	100,152	5,231	5,314	10,721

Empresa de Transmisión Guadalupe S.A.C.	47,842	46,712	521	841	47,321	45,871	1,446	1,315	862

Salmueras Sudamericanas S.A.	46,820	45,792	263	5,116	46,557	40,676	(3,219)	(4,122)	(3,716)

Calizas del Norte S.A.C.	37,645	5,000	3,756	-	33,889	5,000	1,974	-	-

Zemex LLC	-	-	-	-	-	-	-	(657)	3,859

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies -
	2.1	Basis of preparation -
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call option that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, except of certain standards and amendments applied for the first time by the Group during 2014 that did not require the restatement of previous financial statements, explained in Note 2.3.19.

2.2	Basis of consolidation -
The consolidated financial statements comprises the financial statements of the Company and its subsidiaries as of December 31, 2014 and 2013. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group´s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill, liabilities, non-controlling interest and other components of equity) while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies -
	2.3.1	Cash and cash equivalents -
Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and term deposits with original maturity of three months or less.

	2.3.2	Financial instruments-initial recognition and subsequent measurement –
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity.

(i)	Financial assets -
Initial recognition and measurement -
Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and cash equivalents, trade and other receivables, call options, available-for-sale financial investments and derivatives financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -
For purpose of subsequent measurement of financial assets are classified in four categories:

Financial assets at fair value through profit or loss -
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivatives, including separated embedded derivatives, also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.  Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value)  in the consolidated statement of profit or loss.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2014 and 2013.

Loans and receivables -
This category is the most relevant to the Group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated statement of profit or loss.  The losses arising from impairment are recognized in the consolidated statement of profit or loss in finance costs for loans and in selling and distribution expenses for receivables.

This category applies to trade and other receivables. For more information on receivables, refer to Note 7.

Held-to-maturity investments -
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity.  After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included as finance income in the consolidated statement of profit or loss.  The losses arising from impairment are recognized in the consolidated statement of profit or loss as finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2014 and 2013.

Available-for-sale (AFS) financial investments -
AFS financial investments include equity and debt securities.  Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss.

Notes to the consolidated financial statements (continued)

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the unrealized gain on available-for-sale investments until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit or loss in finance costs. Interest earned whilst holding AFS financial investments is reported as interest income using EIR method.

The Group evaluates whether the ability and intention to sell its AFS financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2014 and 2013.

Derecognition -
A financial asset is primarily derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or
(ii)	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

Notes to the consolidated financial statements (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

(ii)	Impairment of financial assets -
Further disclosures relating to impairment of financial assets are also provided in the following notes:

-	Disclosures for significant assumptions, note 3
-	Financial assets, note 30
-	Trade receivables, note 7

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as economic conditions that correlate with defaults.

Financial assets carried at amortized cost
For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

Notes to the consolidated financial statements (continued)

The amount of any impairment loss identified is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.  If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of profit or loss.  Interest income (recorded as finance income in the consolidated statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If write-off is later recovered, the recovery is credited to finance costs in the consolidated statement of profit or loss.

Available-for-sale (AFS) financial investments
For AFS financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.  Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of profit or loss – is removed from OCI and recognized in the consolidated statement of profit or loss.  Impairment losses on equity investment are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

The determination of what is “Significant” or “Prolonged” requires judgment. In making this judgment, the Group evaluates, among others factors the duration or extent to which the fair value of an investment is less than its cost.

Notes to the consolidated financial statements (continued)

(iii)	Financial liabilities -
Initial recognition and measurement -
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings, including bank overdrafts.

Subsequent measurement -
The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss -
Financial liabilities at fair value through profit or loss include financial liabilities held for trading, derivatives and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2014 and 2013.

Loans and borrowings -
This is the Group’s most relevant category. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer note 12 and 14.

Notes to the consolidated financial statements (continued)

Derecognition -
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.  When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability.  The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iv)    Offsetting of financial instruments -
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)      Fair value measurement –
The Group measures financial instruments as derivative financial instruments and available-for-sale investments at fair value at each statement of financial position date. Fair values related disclosures for financial instruments that are measured at fair value or where fair values are disclosed are summarized in Note 30.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-            In the principal market for the asset or liability, or
-            In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the consolidated financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-            Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-            Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-            Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for both recurring fair value measurement, such as AFS financial assets, and for non-recurring measurement.

At each reporting date, the financial management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, the financial management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained previously.

(vi)     Put and call options over non-controlling interests
Call options
The call option is a financial asset initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss. The exercise price of the call option are at the higher of fair value or book value of the shares, consequently, the Company concluded that the fair value of this option would not be significant.

Notes to the consolidated financial statements (continued)

Put options
Put options granted to non-controlling interests with exercise contingencies that are under the control of the Company, do not give rise to a financial liability. The contingencies that would trigger exercisability of the deadlock put/call are based on events under the Company´s control and therefore do not represent a financial liability.

(vii)    Derivative financial instruments and hedge accounting -
Initial recognition and subsequent measurement:
The Group uses derivative financial instruments, such as cross currency swaps, to hedge its foreign currency risk.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in OCI and later reclassified to profit or loss when the hedges item affects profit or loss.

For the purpose of hedge accounting, the cross currency swap instrument was classified as cash flow hedge.

At inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument´s fair value in offsetting the exposure to changes in the hedged item´s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 of effectiveness, are accounted for as described below:

Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Cash flow hedges reserve”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

Notes to the consolidated financial statements (continued)

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI hedge reserve remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

2.3.3	Foreign currencies -
The Group’s consolidated financial statements are presented in Nuevos Soles, which is also the parent company’s functional currency. Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.3.4	Inventories -
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials
-	Purchase cost determined using the weighted average method.

Finished goods and work in progress
-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit
-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5	Borrowing costs -
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

Notes to the consolidated financial statements (continued)

2.3.6	Leases -
The determination of whether an agreement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee:
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

2.3.7	Property, plant and equipment -
Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 2.3.13) and decommissioning provisions (Note 13).

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

Notes to the consolidated financial statements (continued)

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

  2.3.8    Mining concessions -
Mining concessions correspond to the exploration rights in areas of interest acquired.  Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2014 and 2013, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

  2.3.9    Mine development costs and stripping costs
Mine development costs
Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2014 and 2013, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs
Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

Notes to the consolidated financial statements (continued)

2.3.10	Exploration and evaluation assets -
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.
-	Gathering exploration data through geophysical studies.
-	Exploratory drilling and sampling.
-	Determining and examining the volume and grade of the resource.
-	Surveying transportation and infrastructure requirements.
-	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.
In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

Notes to the consolidated financial statements (continued)

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication exists, the Group exploration and evaluation assess for impairment is required.

Notes to the consolidated financial statements (continued)

2.3.11	Ore reserve and resource estimates -
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.12	Impairment of non-financial assets -
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

Notes to the consolidated financial statements (continued)

An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased.  If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

 2.3.13   Provisions -
General
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision
The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred.  Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset.  The cash flows are discounted at a current risk free pre-tax rate.  The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost.  The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate.  Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

As of December 31, 2014 and 2013, the Group only has a rehabilitation provision for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Environmental expenditures and liabilities
Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.14	Employees benefits -
The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 "Employee benefits", the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

2.3.15	Revenue recognition -
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The Group has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized:

Notes to the consolidated financial statements (continued)

Sales of goods -
Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns and trade discounts.

Operating lease income -
Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Interest income -
For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR).  EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance income in the consolidated statement of profit or loss.

 2.3.16   Taxes -
Current income tax -
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Notes to the consolidated financial statements (continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses.  Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -
Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income rather than based on quantity produced or as a percentage of revenue after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Notes to the consolidated financial statements (continued)

Sales tax -
Expenses and assets are recognized net of the amount of sales tax, except:

(i) Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii) When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.17	Treasury shares -
Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock. The Company had common shares in treasury through a subsidiary until 2012, when these shares were disposed, see note 16(c).

2.3.18	Current versus non-current classification -
The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

	-	Expected to be realized or intended to sold or consumed in normal operating cycle.
	-	Held primarily for the purpose of trading.
	-	Expected to be realized within twelve months after the reporting period, or
	-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

	-	Expected to be settled in normal operating cycle.
	-	Held primarily for the purpose of trading.
	-	Due to be settled within twelve months after the reporting period, or
	-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the consolidated financial statements (continued)

2.3.19	New amended standards and interpretations -
As follows, new standards in force since 2014 which did not impact the consolidated financial statements. The nature and impact of each new standard/amendment is described below:

	-	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

	-	Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32
These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. These amendments have no impact on the Group, since none of the entities in the Group has any offsetting arrangements.

	-	Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39.
These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospectively application is required. These amendments have no impact to the Group as the Group has not novated its derivatives during the current or prior periods.

-	IFRIC 21 Levies
IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payments, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. The adoption of IFRIC 21 has no impact on the Group as it has applied the recognition principles under IAS 37 Provision, Contingent liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Notes to the consolidated financial statements (continued)

-	Annual improvements 2010-2012 Cycle
In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning as of January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

-	Annual improvements 2011-2013 Cycle
In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning as of January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Group, since the Group is an existing IFRS preparer.

The Company has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.       Significant accounting judgments, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions -
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.
-	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.
-	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.
-	Income tax – note 2.3.16 and note 15.
-	Cash flow hedges – note 2.3.2 (vii) and note 30 (b).

4.       Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

Notes to the consolidated financial statements (continued)

-      IFRS 9 Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Group will assess the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Group will assess the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization
The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

5.       Transactions in foreign currency
Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2014 the exchange rates for transactions in United States dollars, published by this institution, were S/.2.981 for purchase and S/.2.989 for sale (S/.2.794 for purchase and S/.2.796 for sale as of December 31, 2013).

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the Group had the following assets and liabilities in United States dollars:

	2014	2013
	US$(000)	US$(000)
Assets
Cash and term deposits	164,612	150,472
Trade and other receivables	9,181	5,566
Advances to suppliers for work in progress	32,849	-
	206,642	156,038
Liabilities
Trade and other payables	17,700	13,263
Interest-bearing loans and borrowings	300,000	300,000
	317,700	313,263

	(111,058)	(157,225)
Cross currency swap position	120,000	-
Net monetary position	8,942	(157,225)

As of December 31, 2014, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for a portion of the Senior Notes denominated in US dollars, see note 14.  As of December 31, 2013, the Group had no financial instruments to hedge its foreign exchange risk.

During 2014, 2013 and 2012, the net loss originated from exchange differences was approximately S/.14,791,000, S/.48,430,000 and S/.736,000, which were presented in the “Loss from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.    Cash and term deposits
(a)     This caption was made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	2,763	1,788	1,973
Cash at banks (b)	283,568	446,244	37,870
Short-term deposits (c)	294,168	528,920	29,992
Cash balances included in the consolidated statements of cash flows	580,499	976,952	69,835
Time deposits with original maturity greater than 90 days (c)	-	-	403,950

	580,499	976,952	473,785

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates. As of December 31, 2014 these bank accounts included approximately S/.233,234,000, related to the proceeds obtained on February 2013 through the issuance of Senior Notes, see note 14.

(c)	As of December 31, 2014, 2013 and 2012, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2015, 2014 and 2013, respectively. In addition, during 2012, the Group had time deposits with original maturities greater than 90 days (18 months), which were liquidated during 2013.

As of December 31, 2014, 2013 and 2012, the term deposits generated interests for S/.7,261,000, S/.26,300,000, and S/.22,194,000, respectively, see note 23. From these amounts S/.166,000 and S/.5,066,000 are pending of collection as of December 31, 2014 and 2013, respectively, see note 7(a).

These short-term deposits include approximately S/.119,240,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

Notes to the consolidated financial statements (continued)

7.       Trade and other receivables
(a)       This caption was made up as follows:

	Current		Non-current
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Trade receivables (b)	59,146	51,834	-	-
Funds restricted to tax payments	3,078	799	-	-
Loans to employees	1,063	1,126	-	-
Accounts receivable from Parent company and affiliates, note 25	557	409	-	-
Interests receivables, note 6(c)	166	5,066	-	-
Other accounts receivable	5,347	6,081	-	-
Allowance for doubtful accounts (e)	(352)	(395)	-	-
Financial assets classified as receivables (f)	69,005	64,920	-	-

Value-added tax credit (c)	41,655	3,622	43,978	36,322
Tax refund receivable (d)	183	-	9,970	9,970

Non-financial assets classified as receivables	41,838	3,622	53,948	46,292

	110,843	68,542	53,948	46,292

(b)	Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)	The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. (Fosfatos) and the construction of a new cement plant in Piura. According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated on the future sales of Fosfatos and Cementos Pacasmayo S.A.A. This kind of tax credit never expires. From the total amount, S/.34,802,000 will be recovered in the long term when the phosphate project begins operations.

(d)	As of December 31, 2014, 2013 and 2012, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000. These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group´s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)       The movement of the allowance for doubtful accounts is as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Opening balance	395	168	63
Additions, note 20	-	227	105
Write-off, note 20	(43)	-	-

Ending balance	352	395	168

(f)       The aging analysis of trade and other accounts receivable as of December 31, 2014 and 2013, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2014	69,005	56,788	8,624	633	808	541	1,611
2013	64,920	58,050	2,849	2,241	371	303	1,106

See note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.       Inventories
(a)       This caption is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Goods and finished products	18,951	19,102
Work in progress	69,711	59,561
Raw materials	77,107	70,868
Packages and packing	2,565	2,336
Fuel and carbon	69,316	98,728
Spare parts and supplies	77,660	71,198
Inventory in transit	13,906	18,277
	329,216	340,070
Less - Provision for inventory obsolescence and net realizable value (b)	(5,146)	(5,599)

	324,070	334,471

Notes to the consolidated financial statements (continued)

(b)       Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Opening balance	5,599	7,791	4,513
Charge for the year	80	260	3,278
Recoveries	(533)	(2,452)	-
Final balance	5,146	5,599	7,791

During 2014, 2013 and 2012 S/.80,000, S/.260,000 and S/.3,278,000, respectively, were recognized as an expense for inventory obsolescence and for the inventory carried a net realizable value. During 2014 and 2013, the Company reversed part of the provision for inventory carried at net realizable value for S/.533,000 and S/,2,542,000, respectively.

9.       Available–for-sale financial investments
(a)       Movement in available-for-sale financial investments is as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Beginning balance	36,058	34,887	22,074
Fair value change recorded in other comprehensive income	(16,378)	1,171	12,813
Disposals (b)	(18,936)	-	-

Ending balance	744	36,058	34,887

(b)       Available-for-sale financial investments include the following:

	2014
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	294	744

Total	450	294	744

	2013
	Cost	Unrealized gains	Fair value
	S/.(000)	S/.(000)	S/.(000)

Equity securities – listed Peruvian company	450	517	967
Equity securities – unlisted Peruvian company	8,399	26,692	35,091

Total	8,849	27,209	36,058

During the period there were no reclassifications between quoted and unquoted investments.

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. shares are publicly traded in Lima Stock Exchange (LSE).

Notes to the consolidated financial statements (continued)

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock as of December 31, 2013. On October 10, 2014 the Company sold its available-for-sale financial investment in SIA for approximately US$6,514,000 (equivalent to S/.18,936,000). As a result of this disposal, in October 2014, the Company transferred a gain of S/. 10,537,000 from the OCI to the consolidated statement of profit or loss.

(c)       The breakdown of the investments in equity securities held for the years 2014 and 2013 is as follows (number of shares):

	2014	2013

Unión Andina de Cementos S.A.A. (*)	256,624	256,624
Sindicato de Inversiones y Administración S.A. (SIA) (**)	-	4,825

(*)       Represents 0.016% of its common shares.
(**)       Represents 1.30% of its common shares.

There were no changes in the movement of the number of shares of Union Andina de Cementos S.A.A. during the years ended as of December 31, 2014 and 2013.

Notes to the consolidated financial statements (continued)

10.     Property, plant and equipment
(a)       The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Cost
As of January 1, 2013	83,101	56,829	211,842	228,353	647,902	28,287	108,584	39,201	4,575	335,299	1,743,973
Additions	2,590	29,109	5,263	-	8,324	963	8,233	2,632	-	143,485	200,599
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	1,264	1,264
Disposals	(204)	-	(44)	-	(211)	(76)	(2,319)	(27)	-	(1,660)	(4,541)
Transfers	621	-	-	64,304	108,881	83	2,322	654	-	(176,865)	-
As of December 31, 2013	86,108	85,938	217,061	292,657	764,896	29,257	116,820	42,460	4,575	301,523	1,941,295
Additions	3,486	12,771	2,508	-	26,462	746	3,247	1,722	-	535,612	586,554
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	16,282	16,282
Disposals	-	-	(1,504)	-	(531)	(90)	(1,443)	(190)	-	(11,436)	(15,194)
Transfers	-	-	-	2,678	30,580	-	663	1,396	-	(35,317)	-

As of December 31, 2014	89,594	98,709	218,065	295,335	821,407	29,913	119,287	45,388	4,575	806,664	2,528,937

Accumulated depreciation
As of January 1, 2013	13,452	7,679	-	31,451	112,203	23,229	34,802	28,979	1,349	-	253,144
Additions	97	-	-	7,777	36,035	505	8,565	2,892	-	-	55,871
Disposals	-	-	-	-	(52)	(76)	(681)	(16)	-	-	(825)
As of December 31, 2013	13,549	7,679	-	39,228	148,186	23,658	42,686	31,855	1,349	-	308,190
Additions	-	-	-	8,997	42,332	644	9,475	3,311	-	-	64,759
Disposals	-	-	-	-	(382)	(7)	(531)	(62)	-	-	(982)

As of December 31, 2014	13,549	7,679	-	48,225	190,136	24,295	51,630	35,104	1,349	-	371,967

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value

As of December 31, 2014	31,942	69,660	217,808	230,041	622,201	5,514	67,629	10,252	-	805,929	2,060,976

As of December 31, 2013	28,456	56,889	216,804	236,360	607,640	5,495	74,106	10,573	-	300,788	1,537,111

Notes to the consolidated financial statements (continued)

(b)
Mining concessions mainly include net acquisition costs by S/.15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/.95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/.44,103,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)	There were no additions under finance leases during the years 2014 and 2013.

(d)	During 2014 and 2013 the Group capitalized borrowing costs by S/.16,282,000 and S/.1,264,000 mainly related with the expansion of the cement plant located in Piura. This project is expected to be completed during 2015. The carrying amount of these eligible assets was S/.534,961,000 as of December 31, 2014 (S/.60,676,000 as of December 31,2013). The rate used to determine the amount of borrowings costs eligible for capitalization was 5.13% as of December 31, 2014, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred in eligible assets.

(e)	The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2014.

(f)	Work in progress included in property, plant and equipment as of December 31, 2014 amounted to S/.805,929,000 (2013: S/.300,788,000) are mainly related to a cement plant under construction at the location of Piura, Peru.

11.       Exploration and evaluation assets

(a)	The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/.(000)
Cost
As of January 1, 2013	49,486
Additions	9,844
As of December 31, 2013	59,330
Additions (b)	690
Disposals	(2,280)

As of December 31, 2014	57,740

(b)	During 2014, it mainly includes exploration costs related to brine project, located in the district of Morrope, Department of Lambayeque, developed by the subsidiary Salmueras Sudamericanas S.A.

As of December 31, 2014, the exploration and evaluation assets mainly include S/.33,469,000 related to brine project, S/.17,253,000 related to phosphates project, and S/.7,018,000 related to others minor projects.

(c)	As of December 31, 2014, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

Notes to the consolidated financial statements (continued)

12.     Trade and other payables
This caption is made up as follows:

	2014	2013
	S/.(000)	S/.(000)

Trade payables	70,826	62,618
Interests payable	15,916	14,889
Remuneration payable	16,172	14,305
Guarantee deposits	7,935	1,187
Taxes and contributions	7,218	10,304
Advances from customers	5,336	7,303
Board of Directors’ fees	3,999	5,083
Dividends payable, note 16(h)	3,453	4,554
Accounts payable to ASPI and its affiliates, note 25	-	279
Other accounts payable	6,714	6,375

	137,569	126,897

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables non-interest bearing and have an average term of 3 months.

Interest payable is normally settled monthly throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to Note 29.

Notes to the consolidated financial statements (continued)

13.      Provisions
This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2014	25,991	18,845	3,645	48,481
Additions, note 21	31,854	5,944	-	37,798
Unwinding of discount, note 24	-	598	-	598
Payments and advances	(28,492)	(3,428)	(474)	(32,394)

At December 31, 2014	29,353	21,959	3,171	54,483

Current portion	29,353	21,959	2,514	53,826
Non-current portion	-	-	657	657

	29,353	21,959	3,171	54,483

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

At January 1, 2013	24,029	11,669	4,909	40,607
Additions, note 21	29,184	6,701	-	35,885
Changes in estimates, note 22	-	-	(1,068)	(1,068)
Unwinding of discount, note 24	-	475	-	475
Payments and advances	(27,222)	-	(196)	(27,418)

At December 31, 2013	25,991	18,845	3,645	48,481

Current portion	25,991	-	1,993	27,984
Non-current portion	-	18,845	1,652	20,497

	25,991	18,845	3,645	48,481

Workers’ profit sharing -
In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Long-term incentive plan -
In 2011, the Group implemented a compensation plan for its key management.  This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group.  Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan.  If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate.  As of December 31, 2014 and 2013, the Group maintains a recorded liability for S/.21,959,000 and S/.18,845,000, respectively, related to this compensation.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -
As of December 31, 2014 and 2013, it corresponds to the provision for the future costs of rehabilitating the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management covering a six year period. The risk free discount rate used in the calculation of the present value of this provision as of December 31, 2014 and 2013 was 4.53%.

Management expects to incur in these expenses in the short-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.	Interest-bearing loans and borrowings
This caption is made up as follows:

	Nominal interest rate	Maturity	2014	2013
	%		S/.(000)	S/.(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	883,564	824,022

			883,564	824,022

Less – current portion			-	-

Non-current portion			883,564	824,022

Notes to the consolidated financial statements (continued)

Senior Notes
The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors´Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/.762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference will be used in capital expenditures to be incurred in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C.

As of December 31, 2014 and 2013, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss for S/.26,565,000,  and  S/.31,725,000, respectively, see note 24.

In the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, The Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-           The fixed charge covenant ratio would be at least 2.5 to 1.
-           The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2014 and 2013, the Company has not entered in any of the operations mentioned before.

As of December 31, 2014, the Group entered into cross currency swaps contracts (“CCS”) with the intention of reducing the foreign exchange risk of a portion of the Senior Notes which are denominated in US dollars, see note 30(b).

Notes to the consolidated financial statements (continued)

15.      Deferred income tax assets and liabilities, net
This caption is made up as follows:

	As of January 01, 2013	Effect on profit or loss	Tax effect of available-for-sale investments	As of December 31, 2013	Effect on profit or loss	Tax effect of available-for-sale investments	As of December 31, 2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Movement of deferred income tax assets
Deferred income tax assets
Tax-loss carry forward	13,171	1,668	-	14,839	2,344	-	17,183
Provision for vacations	189	63	-	252	117	-	369
Other	78	(14)	-	64	2	-	66
	13,438	1,717	-	15,155	2,463	-	17,618
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	-	-	-	-	(443)	-	(443)
	-	-	-	-	(443)	-	(443)
Total deferred income tax assets, net	13,438	1,717	-	15,155	2,020	-	17,175

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,830	-	-	28,830	(3,844)	-	24,986
Long-term incentive plan	3,500	2,153	-	5,653	496	-	6,149
Provision for vacations	4,105	(489)	-	3,616	(210)	-	3,406
Other	3,478	(343)	-	3,135	105	-	3,240
	39,913	1,321	-	41,234	(3,453)	-	37,781
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(127,511)	920	-	(126,591)	13,284	-	(113,307)
Effect of available-for-sale investments	(7,812)	-	(352)	(8,164)	-	8,088	(76)
Net gain on cash flow hedge	-	-	-	-	(1,995)	-	(1,995)
Effect of costs of issuance of senior notes	-	(4,433)	-	(4,433)	755	-	(3,678)
Other	(4,898)	(35)	-	(4,933)	325	-	(4,608)
	(140,221)	(3,548)	(352)	(144,121)	12,369	8,088	(123,664)
Total deferred income tax liabilities, net	(100,308)	(2,227)	(352)	(102,887)	8,916	8,088	(85,883)
		(510)	(352)		10,936	8,088

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Accounting profit before income tax	266,257	234,678	229,343
At statutory income tax rate of 30%	79,877	70,403	68,803

Permanent differences
Dividends obtained from available-for-sale investments	(103)	(93)	(167)
Effect of tax-loss carry forward non-recognized	-	3,924	-
Non-deductible expenses, net	8,191	8,161	5,107
Effect of the change in income tax-rate	(10,497)	-	-
At the effective income tax rate of 29% in 2014 (2013: 35% , 2012: 32%)	77,468	82,395	73,743

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% starting from 2019 onwards. This reduction on future tax rates had a net impact of S/.10,497,000 as a reduction of the deferred income tax liability of the Group, such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss in 2014.

The income tax expenses shown for the years ended December 31, 2014, 2013 and 2012 are:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Consolidated statements of profit or loss
Current	88,404	81,885	85,592
Deferred	(10,936)	510	(11,849)

	77,468	82,395	73,743

The income tax recorded directly to other comprehensive income during the year 2014 is a gain of S/.8,088,000, during 2013 and 2012 was a loss of S/.352,000 and S/.3,844,000, respectively. The income tax recorded in OCI during the years 2014, 2013 and 2012 is related to unrealized gain (loss) on available for sale financial assets.

As of December 31, 2014, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/.17,183,000  (S/.14,839,000 and S/.13,171,000 as of December 31, 2013 and 2012, respectively). The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/.255,000.

Notes to the consolidated financial statements (continued)

As of December 31, 2014, 2013 and 2012, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, temporary difference associated with investments in subsidiaries, would generated a deferred tax liability aggregate to S/.39,641,000 (2013: S/.38,888,000), which should not be recognize in the consolidated financial statements according with IAS 12.

There are no income tax consequences attached to the payment of dividends in 2014, 2013 or 2012 by the Group to its shareholders.  In December 2014, Peruvian Government approved the increase of rate to dividend to not-domiciled from 4.1% to 6.8% to be effective in 2015 and 2016, to 8% during 2017 and 2018 and 9.3% since 2019 onwards.

16.      Equity
(a)      Share capital -
As of December 31, 2014, 2013 and 2012 share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Nuevo Sol per share.  From the total outstanding common shares as of December 31, 2014 and 2013, 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

Issuance of common shares in 2012 -
At the Board of Directors´ Meeting held on January 6, 2012, it was agreed to the issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC. As a consequence, on February 7, 2012 the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,540,000 (net of related commissions and costs), equivalent to S/.591,869,000.

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions and costs), equivalent to S/.68,616,000.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.556,424,000 (net of commissions and other related costs for S/.27,490,000 and tax effects for S/.7,423,000) and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

(b)      Investment shares -
Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)         maintain the current proportion of the investment shares in the case of capital increase by new contributions;
(ii)        increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;
(iii)       participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,
(iv)       redeem the investment shares in case of a merger and/or change of business activity of the Company.

Notes to the consolidated financial statements (continued)

As of December 31, 2014 and 2013, the Company has 50,503,341 investment shares subscribed and fully paid, with a nominal value of one Nuevo Sol per share, and as of December 31, 2011, the Company had 49,575,341 investment shares, subscribed and fully paid, with a nominal value of one Nuevo Sol per share. On March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company. The total investment shares offered by the Company were 13,574,990, from these only 927,783 were exercised, equivalent to S/.928,000.

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

(c)	Treasury shares -
Corresponds to 1,200,000 of the Company’s common shares acquired in 2008 by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. On October 2012, the subsidiary sold these treasury shares to third parties through Lima Stock Exchange for S/.6,122,000 (net of the related income tax effect). The net gain of this transaction amounted to S/.4,922,000 (net of the tax effect) and was recorded in the retained earnings caption of the consolidated statement of changes in equity.

(d)	Additional paid-in capital -
During 2012, the additional paid-in capital was increased by S/.561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares, see previous paragraph (a) and (b).

Notes to the consolidated financial statements (continued)

(e)	Legal reserve -
Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital. This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)	Unrealized net gain on available for-sale investments -
This reserve records fair value changes on available-for-sale financial assets.

(g)	Foreign currency translation reserve -
The foreign currency translation reserve was used to record exchange differences arising from the translation of the financial statements of the subsidiary Zemex LLC.

(h)	Distributions made and proposed -

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2014: S/.0.20000 per share (2013: S/.0.10000 per share, 2012: S/.0.08935 per share)	116,393	58,196	52,000

	116,393	58,196	52,000

Proposed dividend on ordinary shares are subject to approval at the annual general meeting and are not recognized as a liability as at 31 December.

As of December 31, 2014 and 2013, dividends payable amount to S/.3,453,000 and S/.4,554,000, respectively. In order to comply with Peruvian law requirements, S/.1,670,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(i)	Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary held on March 6, 2014, and July 1, 2014, agreed a contribution of S/.7,100,000 and S/.2,000,000, respectively. The General Shareholders´Meeting held on July 15, 2013, agreed a contribution of S/.10,000,000. During the year ended December 31, 2014, the contribution made by Quimpac S.A. amounted to S/.1,050,000 (S/.1,152,000 during the year 2013).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

Notes to the consolidated financial statements (continued)

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,234,000 and  S/.1,355,000, during the years 2014 and 2013, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.
The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively.  In connection with this agreement, during the year ended December 31, 2013, the contribution made by MCA Phosphates Pte. amounted to US$ 6,750,000 (equivalent to S/.18,730,000).

Fosfatos del Pacifico S.A. has a brick plant which is in a commissioning period. Regarding this project, the General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 approved a capital contribution up to US$3,300,000 from the Company, which will not include a change in the percentage interests held by the current shareholders. This capital contribution is destined to achieve nominal capacity of the brick plant. The effect of the difference on capital contributions and interests maintained by each shareholder amounted to S/.1,269,000 and S/.829,000 during the year 2014 and 2013, respectively, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.      Sales of goods
This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Cement, concrete and blocks	1,085,366	1,102,079	972,241
Building materials	95,405	103,293	143,165
Quicklime	61,051	31,851	52,738
Other	757	2,465	1,664

	1,242,579	1,239,688	1,169,808

Notes to the consolidated financial statements (continued)

18.     Cost of sales
This caption is made up as follows:
	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Beginning balance of goods and finished products, note 8(a)	19,102	23,924	22,209
Beginning balance of work in progress, note 8(a)	59,561	56,018	52,642
Consumption of miscellaneous supplies	306,187	295,012	287,664
Maintenance and third-party services	124,273	124,609	164,502
Shipping costs	106,636	94,485	93,085
Personnel expenses, note 21(b)	71,298	72,493	67,805
Depreciation	52,132	45,518	37,259
Other manufacturing expenses	42,836	53,411	40,250
Costs of packaging	30,785	29,432	27,584
Ending balance of goods and finished products, note 8(a)	(18,951)	(19,102)	(23,924)
Ending balance of work in progress, note 8(a)	(69,711)	(59,561)	(56,018)

	724,148	716,239	713,058

19.     Administrative expenses
This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21 (b)	100,490	106,366	91,683
Third-party services	64,424	72,594	81,978
Depreciation and amortization	12,627	10,353	10,695
Donations	5,934	6,256	6,750
Board of Directors compensation	4,887	5,618	5,103
Consumption of supplies	3,035	3,691	3,204
Taxes	2,870	3,396	2,828
Environmental expenditures, note 27	588	641	826

	194,855	208,915	203,067

Notes to the consolidated financial statements (continued)

20.     Selling and distribution expenses
This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Personnel expenses, note 21(b)	15,438	14,517	13,960
Advertising and promotion	9,710	10,538	10,826
Third-party services	2,812	1,694	1,157
Provision (recovery) for doubtful accounts, note 7(e)	(43)	227	105
Other	2,617	2,841	4,817

	30,534	29,817	30,865

21.      Employee benefits expenses
(a)       Employee benefits expenses are made up as follow:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Wages and salaries	93,628	100,486	87,990
Workers ‘profit sharing, note 13	31,854	29,184	27,522
Severance payments	18,728	19,432	17,451
Legal bonuses	12,932	13,530	12,892
Vacations	11,719	10,682	13,225
Long-term compensation, note 13	5,944	6,701	5,529
Training	1,945	2,817	2,903
Others	10,476	10,544	5,936

	187,226	193,376	173,448

(b)       Employee benefits expenses are allocated as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Cost of sales, note 18	71,298	72,493	67,805
Administrative expenses, note 19	100,490	106,366	91,683
Selling and distribution expenses, note 20	15,438	14,517	13,960

	187,226	193,376	173,448

Notes to the consolidated financial statements (continued)

22.     Other operating income, net
This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Net (gain) loss on disposal of property, plant and equipment	(6,466)	(2,555)	3,901
Recovery of expenses	1,346	9,009	2,413
Income from land rental and office lease, note 25	547	461	449
Income from management and administrative services provided to Parent company, note 25	498	397	376
Sales of miscellaneous supplies and laboratory tests	15	566	1,420
Changes in the estimation of rehabilitation provision, note 13	-	1,068	-
Dissolution of Zemex LLC (a)	-	(910)	-
Other minor-less than S/.200,000, net	1,020	245	(853)

	(3,040)	8,281	7,706

(a)	During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/.1,024,000) was distributed to the non-controlling interest. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made. The effect of the dissolution of this subsidiary was an expense of S/.910,000.

23.      Finance income
This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Interest on term deposits, note 6(c)	7,261	26,300	22,194
Gain on financial instrument	3,650	-	-
Interests on accounts receivable	451	604	567
Dividends received	343	309	558
Interest on loans granted to Parent company, note 25	-	-	7

	11,705	27,213	23,326

Notes to the consolidated financial statements (continued)

24.      Finance costs
This caption is made up as follows:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Interest on senior notes, note 14	26,565	31,725	-
Amortization of costs of issuance of senior notes	1,644	1,493	-
Commissions on cross currency swap	1,626	-	-
Interest on loans and borrowings	-	2,579	14,655
Commissions on prepayments of debts	-	808	7,354
Finance charges under finance leases	-	-	952
Other	763	23	670

Total interest expense	30,598	36,628	23,631
Unwinding of discount of long-term incentive plan, note 13	598	475	140

Total finance costs	31,196	37,103	23,771

25.      Related party disclosure
Transactions with related entities -
During the years 2014, 2013 and 2012, the Company carried out the following transactions with its parent Company: Inversiones ASPI S.A. and its affiliates:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	11	9	7
Fees for management and administrative services	492	389	365

Servicios Corporativos Pacasmayo S.A.C. (Sercopa )
Income from office lease	11	9	7
Fees for management and administrative services	6	8	11

Compañía Minera Ares S.A.C. (Ares)
Income from land rental services	293	278	273
Income from office lease	232	165	162
Interest on loans	-	-	7

Expense
Security services provided by Compañía Minera Ares	1,350	1,372	1,160

Other transactions
Loans provided to Sercopa	-	-	240

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2014 and 2013:

	2014		2013
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones ASPI S.A.	187	-	62	14
Other	370	-	347	265

	557	-	409	279

Terms and conditions of transactions with related parties -
The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2014, 2013 and 2012, the Group has not recorded impairment of receivables relating to amounts owed by relating parties.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group -
The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2014, the total short term compensations amounted to S/. 20,225,000 (2013: S/.21,342,000, 2012: S/.20,687,000)  and the total long term compensations amounted to S/.5,944,000 (2013: S/.6,701,000, 2012: S/.6,000,000).  The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

Notes to the consolidated financial statements (continued)

26.     Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2014, 2013 and 2012.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	192,827	155,634	159,005

	2014	2013	2012
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	581,964	570,072

	2014	2013	2012
	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.33	0.27	0.28

The weighted average number of shares in 2012, takes into account the weighted average effect of changes in treasury share and the issuance of common and investment shares, explained in note 16 (a), (b) and (c).

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

27.     Commitments and contingencies
Operating lease commitments – Group as lessor
As of December 31, 2014, 2013 and 2012, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A.  This lease is annually renewable, and provides an annual rent of S/.293,000, S/.278,000 and S/.273,000, respectively.

Operating lease commitments – Group as lessee
In May, 2013, the Group signed a contract with a third party to lease a land near a marine area located in the north of Peru.  The lease has a term of maturity of 30 years. The expense for the years 2014 and 2013 amounted to S/.512,000 in both years, and it was recognized in the administrative expenses caption in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Future minimum rentals payable under non-cancellable operating leases as of December 31, 2014 and 2013 are as follows:

	2014	2013
	S/.(000)	S/.(000)

Within one year	598	559
After one year but not more than 3 years	9,565	5,033
After three 3 years but not more than five years	9,565	8,947
More than five years	105,213	102,893

	124,941	117,432

Capital commitments
As of 31 December 2014, the Group had the following main commitments:

-	Construction of a cement plant located in Piura by S/.83,795,000.
-	Development activities of phosphoric rock by S/.862,000.
-	Commissioning of a diatomites brick plant in the North of Peru by S/.281,000.
-	Transmission line related to the cement plant located in Piura by S/.1,509,000.
-	Commitment for development of brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2014 the Group has made contributions for US$18,129,000.

Others commitments
-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-
Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.

Put and call options (“deadlock put/call options”)
According to the shareholders´ agreement subscribed between the Company and MCA, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company.  At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos´ shares. MCA has no restrictions to sell its non-controlling interest during any time to third parties. The only other condition for the put and call is that each party must have own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible.  The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the company, the put option does not represent a financial liability at the consolidated statement of financial position date.

Notes to the consolidated financial statements (continued)

Mining royalty -
Third parties
The subsidiary Fosfatos del Pacífico S.A., signed an agreement for the transfer of mining concession with the Peruvian Government, Fundacion Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.694,000, S/.672,000 and S/.612,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

In December 2013, the Company signed an agreement with a third party, related to the usufruct, surface and servitude of the subjacent land of the Bayovar concession, to carry out other non-metallic mining activities relating the commissioning of the cement plant under construction in Piura.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2014 amounted to S/.1,686,000, and was recognized as part of property, plant and equipment on the balance sheet.

Peruvian government
According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2014, 2013 and 2012 amounted to S/.603,000,S/.461,000, and S/.366,000, respectively, and recorded in the consolidated statement of profit or loss.

Tax situation
The Company is subject to Peruvian tax law. As of December 31, 2014 and 2013, the rate of income tax is 30 percent on taxable income after deducting the workers’ profit sharing, which is calculated at a rate of 8 to 10% on taxable income.

In attention to the 30296 Act, the tax rate applicable income on taxable income, after deducting the participation of workers is as follows:

- Exercise 2015 and 2016: 28 percent.
- Exercise 2017 and 2018: 27 percent.
- Exercise 2019 onwards: 26 percent.
Legal persons not domiciled in Peru and individuals are subject to retention of an additional tax on dividends received.

In this regard, attention to the 30296 Act, the additional tax on dividend income generated is as follows:

4.1 percent of the profits generated until December 31, 2014.

Notes to the consolidated financial statements (continued)

For the profits generated from 2015 onwards, whose distribution is made after that date the percentages will be the following:

-	2015 and 2016: 6.8 percent.
-	2017 and 2018: 8 percent.
-	2019 onwards: 9.3 percent.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group's Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2014 and 2013.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2014	2010-2014
Cementos Selva S.A.	2009/2011-2014	2011-2014
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2014	2010-2014
Empresa de Transmisión Guadalupe S.A.C.	2010-2014	2010-2014
Fosfatos del Pacífico S.A.	2010-2014	2010-2014
Salmueras Sudamericanas S.A.	2011-2014	2011-2014
Calizas del Norte S.A.C.	2014	2013-2014
Corianta S.A. (*)	2010-2011	(**)
Tinku Generacion S.A.C. (*)	2010-2011	Dec. 2010-2011

(*)     These subsidiaries were merged with the Company in December 2011.
(**)   The years open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2014 and 2013.

Environmental matters
The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2013 and the only change on this subject in the consolidated financial statements as of December 31, 2014 is the approval by the Peruvian authorities as of March and December 2014, of the EIS (Environmental Impact Study) presented by the Group for its phosphates and brine project.

Environmental remediation -
Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

The Peruvian authorities approved the PES, DES and EIS presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution	Year of	Program	Year expense
		Number	approval	approved	2014	2013	2012
					S/.(000)	S/.(000)	S/.(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	206	230	312
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	287	339	280
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	80	72	171
Bayovar	Phosphoric rock	OF.02121-2009 and 260-2014/PRODUCE	2009/2014	DES/EIS	15	-	32
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	EIS	-	-	31

					588	641	826

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations. These expenditures which amounted to S/.588,000, S/.641,000 and S/.826,000 during 2014, 2013 and 2012, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19.  As of December 31, 2014 and 2013, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Rehabilitation provision -
Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2014 and 2013, the Group maintains a provision for the closing of a mining unit (Bongara), which is currently without operations, amounting to S/.3,171,000 and S/.3,645,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 13.

Notes to the consolidated financial statements (continued)

Legal claim contingency
Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.8,388,000. From this total amount, S/.1,186,000 corresponded to labor claims from former employees and S/.2,298,000 and S/.4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2014 and 2013.

28.      Material partly-owned subsidiaries
Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)       Proportion of equity interest held by non-controlling interests:
Name	Country of incorporation and operation	2014%	2013%

Fosfatos del Pacífico S.A.	Peru	30.00	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)       Accumulated balances of material non-controlling interest:

	2014	2013
	S/.(000)	S/.(000)

Fosfatos del Pacífico S.A.	66,459	68,420
Salmueras Sudamericanas S.A.	11,686	10,210

(c)       Loss allocated to material non-controlling interest:

	2014	2013	2012
	S/.(000)	S/.(000)	S/.(000)

Fosfatos del Pacífico S.A.	3,230	2,248	2,876
Salmueras Sudamericanas S.A.	808	1,035	933

Notes to the consolidated financial statements (continued)

(d)       The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/.(000)	S/.(000)

2014
Administrative expenses	(12,216)	(3,677)
Other expenses	(140)	(9)
Finance income	223	(44)
Profit before tax	(12,133)	(3,730)
Income tax	1,368	511
Total comprehensive income	(10,765)	(3,219)
Attributable to non-controlling interest	(3,230)	(808)
Dividends paid to non-controlling interest	-	-

2013
Administrative expenses	(11,733)	(5,992)
Other income (expenses)	256	83
Finance income	520	148
Loss before tax	(10,957)	(5,761)
Income tax	3,462	1,639
Total comprehensive income	(7,495)	(4,122)
Attributable to non-controlling interest	(2,248)	(1,035)
Dividends paid to non-controlling interest	-	-

2012
Administrative expenses	(13,053)	(5,888)
Other expenses	(133)	-
Finance income	312	631
Profit before tax	(12,874)	(5,257)
Income tax	3,286	1,541
Total comprehensive income	(9,588)	(3,716)
Attributable to non-controlling interest	(2,876)	(933)
Dividends paid to non-controlling interest	-	-

Notes to the consolidated financial statements (continued)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/.(000)	S/.(000)

2014
Cash, inventories and other current assets	7,675	2,186
Other receivables, property, plant and equipment and other non-current assets	229,948	44,634
Trade and other payables current	(16,091)	(263)
Total equity	221,532	46,557
Attributable to:
Equity holders of parent	155,073	34,871
Non-controlling interest	66,459	11,686

2013
Cash, inventories and other current assets	39,029	138
Other receivables, property, plant and equipment and other non-current assets	194,727	45,654
Trade and other payables current	(5,689)	(5,116)
Total equity	228,067	40,676
Attributable to:
Equity holders of parent	159,647	30,466
Non-controlling interest	68,420	10,210

Notes to the consolidated financial statements (continued)

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/.(000)	S/.(000)

2014
Net cash flows used in operating activities	(15,986)	(4,787)
Net cash flows used in investing activities	(29,595)	(186)
Net cash flows provided from financing activities	13,830	7,100
Net (decrease) increase in cash and cash equivalents	(31,751)	2,127

2013
Net cash flows used in operating activities	(19,935)	(8,835)
Net cash flows used in investing activities	(46,207)	(5,748)
Net cash flows provided from financing activities	65,205	12,000
Net decrease in cash and cash equivalents	(937)	(2,583)

2012
Net cash flows used in operating activities	(17,282)	(7,020)
Net cash flows used in investing activities	(34,637)	(16,428)
Net cash flows provided from financing activities	87,380	20,000
Net increase (decrease) in cash and cash equivalents	35,461	(3,448)

29.      Financial risk management, objectives and policies
The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and term deposits and trade and other receivables that derive directly from its operations.  The Group also holds available-for-sale financial investments and cash flow hedges instruments.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks.  The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives. Derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

Notes to the consolidated financial statements (continued)

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk -
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market risk. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, available-for-sale financial investments and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2014 and 2013.  The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2014.

The following assumptions have been made in calculating the sensitivity analyses:

-
The sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks.  This is based on the financial assets and financial liabilities held as of December 31, 2014 and 2013, including the effect of hedge accounting.

Interest rate risk -
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2014 and 2013, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

Since November of 2014, the Group hedges its exposure to fluctuations on the translation into Nuevos Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2014	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	1,334
	+10	2,669
	-5	(1,334)
	-10	(2,669)

2013	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/.(000)

	+5	(21,972)
	+10	(43,944)
	-5	21,972
	-10	43,944

Commodity price risk -
The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. In order to calculate the sensitivity to the price of the coal, the Group uses the purchases of this raw material of the last twelve months.

Commodity price sensitivity
The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/.(000)
2014
	+10	(1,162)
	-10	1,162
2013
	+10	(4,795)
	-10	4,795

Notes to the consolidated financial statements (continued)

Equity price risk -
The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed equity securities at fair value was S/.744,000, see note 9(a). A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.75,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -
Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables
Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.  Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2014 and 2013, the Group had 3 and 2 customers, respectively, that owed the Group more than S/.3,000,000 each accounted for approximately 22% for all receivables owing. There were 20  and 18 customers as of December 31, 2014 and 2013, respectively, with balances smaller than S/.700,000 each and accounting for over 63% of the total amounts receivable.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. This calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Notes to the consolidated financial statements (continued)

Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management.  The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2014 and 2013, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in note 6, except for derivative financial instruments. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

Liquidity risk -
The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts.  Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

As of December 31, 2014 no portion of Senior Notes will mature in less than one year.

Excessive risk concentration -
Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2014
Interest-bearing loans	-	-	-	-	883,564	883,564
Interests	-	20,176	20,176	161,406	141,230	342,988
Trade and other payables	-	115,612	14,739	-	-	130,351

As of December 31, 2013
Interest-bearing loans	-	-	-	-	824,022	824,022
Interests	-	18,873	18,873	150,984	169,857	358,587
Trade and other payables	279	112,560	3,754	-	-	116,593

The disclosed financial derivative instruments in the above table are the gross undiscounted cash flows.  However, those amounts may be settled gross or net.  The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

As of December 31, 2014
Inflows	-	-	-	-	87,414	87,414
Outflows	-	(910)	(4,247)	(33,169)	(26,368)	(64,694)
Net	-	(910)	(4,247)	(33,169)	61,046	22,720
Discounted at the applicable interbank rates	-	(910)	(4,150)	(29,821)	47,132	12,251

Capital management -
For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of any interest-bearing loans and borrowing in the current period.

Notes to the consolidated financial statements (continued)

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

30.      Financial assets and financial liabilities
(a)	Financial asset and liabilities –
Financial assets -

	2014	2013
	S/.(000)	S/.(000)

Financial instruments at fair value through OCI
Cash flow hedge (cross currency swaps)	12,251	-
Total cash flow hedge	12,251	-

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	744	967
Unquoted equity shares	-	35,091
Total available-for-sale investments, note 9(b)	744	36,058
Total financial instruments at fair value	12,995	36,058

Total current	-	-
Total non-current	12,995	36,058
	12,995	36,058

Financial instruments at fair value through OCI reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables are non-derivative financial assets carried at amortized cost, held to maturity and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -
All financial liabilities of the Group include trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

Notes to the consolidated financial statements (continued)

(b)	Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
Cross currency swap contracts measured at fair value through OCI area designated as hedging instruments in cash flows hedges of a portion of Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$120,000,000.
The cross currency swap contracts balances vary with the level of expected forward exchange rates.

2014
	Assets	Liabilities
	S/.(000)	S/.(000)

Cross currency swap contracts designated as hedging instruments
Fair value	12,251	-

	12,251	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized gain of S/.4,926,000 is included in OCI. The amounts retained in OCI as of December 31, 2014 are expected to mature and affect the consolidated statement of profit or loss in 2023.

(c)	Fair values -
Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2014	2013	2014	2013
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Derivatives financial assets – Cross currency swaps	12,251	-	12,251	-
Available-for-sale financial investments	744	36,058	744	36,058

Total financial assets - non-current	12,995	36,058	12,995	36,058
Financial liabilities
Financial obligations:
Senior Notes / Loans at fixed rates	883,564	824,022	814,313	738,527

Total financial liabilities	883,564	824,022	814,313	738,527

Management assessed that cash and term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to the consolidated financial statements (continued)

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between wiling parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

-
The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data.  The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the  “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative.  CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio.  CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-
The fair value of the quoted senior notes is based on price quotations at the reporting date.  The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2014 and 2013.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

-
Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Notes to the consolidated financial statements (continued)

(d)       Fair value measurement -
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	12,251	-	12,251	-
Available-for-sale financial investments (Note 9):
Quoted equity shares	744	744	-	-

Total financial assets	12,995	744	12,251	-
Liabilities for which fair values are disclosed:
Senior Notes	814,313	-	814,313	-

Total financial liabilities	814,313	-	814,313	-

Notes to the consolidated financial statements (continued)

There have been no transfers between levels during the period ending December 31, 2014.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2013 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Available-for-sale financial investments (Note 9):
Quoted equity shares	967	967	-	-
Unquoted equity shares	35,091	-	35,091	-

Total financial assets	36,058	967	35,091	-
Liabilities for which fair values are disclosed:
Senior Notes	738,527	-	738,527	-

Total financial liabilities	738,527	-	738,527	-

There have been no transfers between levels during the period ending December 31, 2013.

Notes to the consolidated financial statements (continued)

31.      Segment information
For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2014
Cement, concrete and blocks	1,085,366	-	1,085,366	506,511	6,619	(168,544)	(28,167)	(28,925)	10,461	(13,604)	284,351	(82,732)	201,619
Construction supplies	95,405	-	95,405	2,874	91	(1,455)	(1,754)	-	35	(16)	(225)	65	(160)
Quicklime	61,051	-	61,051	9,114	829	(11,054)	(549)	(2,267)	772	(1,085)	(4,240)	1,234	(3,006)
Other	757	-	757	(68)	(42)	(13,802)	(64)	(4)	437	(86)	(13,629)	3,965	(9,664)
Consolidated	1,242,579	-	1,242,579	518,431	7,497	(194,855)	(30,534)	(31,196)	11,705	(14,791)	266,257	(77,468)	188,789

2013
Cement, concrete and blocks	1,102,079	2	1,102,081	514,785	12,257	(184,365)	(27,591)	(35,714)	25,341	(46,588)	258,125	(90,627)	167,498
Construction supplies	103,293	48	103,341	3,363	445	(2,054)	(1,893)	(2)	52	4	(85)	30	(55)
Quicklime	31,851	-	31,851	5,035	289	(5,997)	(253)	(1,387)	990	(1,857)	(3,180)	1,116	(2,064)
Other	2,465	2,896	5,361	266	(4,710)	(16,499)	(80)	-	830	11	(20,182)	7,086	(13,096)
Adjustments and eliminations	-	(2,946)	(2,946)	-	-	-	-	-	-	-	-	-	-
Consolidated	1,239,688	-	1,239,688	523,449	8,281	(208,915)	(29,817)	(37,103)	27,213	(48,430)	234,678	(82,395)	152,283

2012
Cement, concrete and blocks	972,241	1,415	973,656	440,502	3,326	(169,157)	(27,123)	(22,250)	20,529	(431)	245,396	(78,905)	166,491
Construction supplies	143,165	980	144,145	4,898	354	(2,669)	(2,406)	-	56	(21)	212	(68)	144
Quicklime	52,738	-	52,738	12,898	43	(10,051)	(820)	(1,520)	1,441	(23)	1,968	(632)	1,336
Other	1,664	2,567	4,231	(1,548)	3,983	(21,190)	(516)	(1)	1,300	(261)	(18,233)	5,862	(12,371)
Adjustments and eliminations	-	(4,962)	(4,962)	-	-	-	-	-	-	-	-	-	-
Consolidated	1,169,808	-	1,169,808	456,750	7,706	(203,067)	(30,865)	(23,771)	23,326	(736)	229,343	(73,743)	155,600

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2014
Cement, concrete and blocks	2,744,140	-	2,744,140	1,129,792	557,307	(58,881)	430
Construction supplies	28,215	-	28,215	32,858	-	-	-
Quicklime	129,483	-	129,483	-	-	(4,582)	-
Other	326,071	12,995	339,066	7,569	29,937	(1,296)	23
Consolidated	3,227,909	12,995	3,240,904	1,170,219	587,244	(64,759)	453

2013
Cement, concrete and blocks	2,596,649	-	2,596,649	1,051,566	155,657	(50,409)	(260)
Construction supplies	21,773	-	21,773	45,839	47	(59)	-
Quicklime	134,924	-	134,924	-	2,904	(4,333)	-
Other	325,133	36,058	361,191	7,662	51,986	(1,070)	2,452
Consolidated	3,078,479	36,058	3,114,537	1,105,067	210,594	(55,871)	2,192

2012
Cement, concrete and blocks	1,929,599	-	1,929,599	445,985	215,647	(45,738)	(830)
Construction supplies	23,122	-	23,122	33,728	15	(71)	-
Quicklime	133,748	-	133,748	-	-	(1,607)	-
Other	261,968	34,887	296,855	9,496	54,570	(538)	(2,448)
Consolidated	2,348,437	34,887	2,383,324	489,209	270,232	(47,954)	(3,278)

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.28,518,000, S/.22,450,000 and S/.21,105,000 in 2014, 2013 and 2012, respectively.

Capital expenditure consists of S/.587,244,000, S/.210,594,000 and S/.270,232,000 in December 2014, 2013 and 2012, respectively, corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets.  During 2014, 2013 and 2012, there were no purchases of assets through capital leases.

During 2014 there were no inter-segment revenues. Inter-segment revenues of S/.2,946,000 and S/.4,962,000 during the years ended as of December 31, 2013 and 2012, respectively were eliminated on consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets
As of December 31, 2014 corresponds to the available-for-sale investments caption  and other financial instruments for approximately S/.744,000 and S/.12,251,000, respectively, which are not allocated to a segment. As of December 31, 2013 corresponds to the available-for-sale investments caption for approximately S/.36,058,000.

Geographic information
All revenues are from Peruvian clients.

As of December 31, 2014 and December 31, 2013, all non-current assets are located in Peru.

32.      Events after the reporting period\
On January 22, 2015 Cementos Pacasmayo S.A.A. closed the terms of two cross currency swaps contracts (“CCS”) for an aggregate amount of US$30,000,000 with the purpose of hedging the foreign exchange risk of a portion of its Senior Notes.